CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 31, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

DIAMOND DRILLING TO COMMENCE ON CREAM’S NUEVO MILENIO PROPERTY, MEXICO IN AUGUST 2006

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to report that, through its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., a diamond drill contract with BDW Drilling of Guadalajara, Jalisco, Mexico has been signed.

The contract calls for 2000 m of HQ drilling on the Dos Hornos zone, Nuevo Milenio gold - silver project located 20 km from Tepic, Nayarit, Mexico, to be initiated about mid-August 2006.

The objective of the drill program is to test four known vein structures parallel and adjacent to the Dos Hornos vein #l zone with the zone being approximately 250 m wide.  As noted in the NI 43 - 101 report by F. Holcapek, P.Eng. dated Feb.16, 2006 (See News Releases Jan. 27, 2006, Feb. 02, 2006, Feb. 28, 2006) the following inferred mineral resources were shown:

Zone	Strike Length	Average Width	Au g/t	Ag g/t
Dos Hornos	700 m	5.50 m	2.827	178.05
Once Bocas	350 m	100 m	0.345	57.90

Zone	Tonnes	Au oz	Ag oz
Dos Hornos	1,530,000	139,000	8,760,000
Once Bocas	11,590,000	129,000	21,600,000
TOTAL	13,120,000	268,000	30,340,000

During the first week of June 2006 road and drill site construction and additional trenching was completed at Dos Hornos and Once Bocas.  The proposed diamond drill program calls for four drill fences consisting of three overlapping diamond drill holes for each section, drilled at - 45o, 200 m long, to test the 250 m wide quartz vein zone and to test Dos Hornos vein #1 at depth.  The diamond drill contract allows for an additional 2,000 m of diamond drilling, subject to results.

For more information about Cream and its mineral property interests, please see Cream’s website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO PROJECT
DOS HORNOS – Drill Plan
GFR, FH
July 2006
Proposed Drill Holes
New access Roads
Old Roads Repaired
521500 E
2361500 N
Quartz Stockwork And Quartz Veins
Loma De Vetas
Dos Hornos Norte
2361000 N
Mina Crucero
ONCE
2360500 N
2360500 N
BOCAS
Mina San Miguel
521500 E
0
100
250
Scale: m